
The Engine
of Project
Success

Mounir Ajam · 2nd

Building, Enhancing, Promoting the Uruk Platform, the catalyst for transforming the project management practice!

Talks about #pmo, #agile, #startups, #innovation, and #projectmanagement

Houston, Texas, United States · Contact info

Uruk Project Management (by SUKAD)

University of California Berkeley

12,906 followers · 500+ connections

4 mutual connections: Jonny Price, Fares Ksebati, and 2 others

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Providing services
Project Management, Program Management, Management Consulting, Change Management, Leadership De...
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Open Discussion with Mounir A. Ajam
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The onboarding package is ideal for organizations that...


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Uruk
HE ENGINE OF PROJECT SUCCES

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SUKAD
Integrated Project Management Solutions

Invest in Uruk Project Management: Enable...
wefunder.com · 4 min read

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Mounir Ajam posted this • 1d

This slide presentation includes the #Uruk approach for #tailoredmethods . It includes the variables affecting their design, components, what we have built already, and what is coming. ...show more

The Uruk Platform, Tailored Methods approach
21 pages

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Wed, May 18, 9:00 AM

Transforming Project Management practices.

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Mounir Ajam reshared a post • 3d

Uruk Project Management (by SUKAD) is hosting "Why Can't My Organization Grow and Improve?" Would you like to attend? ...show more

Tue, May 10, 9:00 AM

Why Can't My Organization Grow and Improve?

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About

A Project Management thought leader, who believes that project management touches all people, in all aspects of life; personal and professional.

Initiated and led the formation of SUKAD Corp to develop the Uruk Platform, a comprehensive, versati ...see more

Experience

Uruk Project Management (by SUKAD)

3 yrs

Co-Founder and CEO
Full-time
Jun 2019 - Present · 3 yrs
United States

SUKAD Corp is currently "doing business as" Uruk Project Management.


SUKAD
SUKAD
The SUKAD Way

Innovator & Product Owner, The Uruk Platform
Full-time
Nov 2020 - Present · 1 yr 7 mos
United States

The project management innovator behind the SUKAD Way Project Management Framework and its digital counterpart, the Uruk Platform.


Uruk PPM
SUKAD
URUK
URUK

Board Of Directors
Jul 2019 - Present · 2 yrs 11 mos
United States

Member of the board of directors for SUKAD Corp


SUKAD
+3

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Author: Leading Megaprojects, a Tailored Approach

https://www.linkedin.com/showcase/project-management-innovation/ · Full-time
Dec 2018 - Jan 2020 · 1 yr 2 mos
United States

Leading Megaprojects, a Tailored Approach is a book that will be published by CRC Press, a Taylor & Francis company. The book is in two major parts; Part A covers the main book sections and k ...see more


LEADING
MEGAPROJECTS
A TAILORED APPROACH

Co-Founder (UAE)

SUKAD FZ-LLC
Aug 2005 - Nov 2019 · 14 yrs 4 mos
Dubai, United Arab Emirates

Responsible for leading SUKAD from a one person start-up into a regional player and leader in project management across the GCC and West Asia. Working on the next challenge of continuing to l ...see more



Founder (USA)

SUKAD LLC

SUKAD LLC
Feb 2019 - Jun 2019 · 5 mos
Houston, Texas Area

SUKAD LLC is being established in the USA to be the permanent home for SUKAD Group. We will continue to maintain a presence in the UAE and Lebanon. However, the USA base will house c …see more

Founder (Lebanon)
SUKAD Lebanon
Dec 2011 - Jun 2019 · 7 yrs 7 mos
Bterram, El-Koura, Lebanon

SUKAD is an integrated project management solutions provider founded in Dubai, UAE in 2004. Part of SUKAD strategic plan, we opened an office in Lebanon in 2012 to focus on regional growth.

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Education

University of California, Berkeley
MS, Engineering and Construction Mgmt
Aug 1989 - Aug 1990
Activities and societies: American Society of Civil Engineers, Chi Epsilon (Civil Engineering Honor Society)

Volunteer support at the time of the October 1989 Earthquake in the Bay area. Graduated with high GPA in this intensive program, while working part time for a consulting company.


University Degree_UC Berkeley.pdf

University of Houston
BS, Civil Engineering
Aug 1982 - May 1987
Activities and societies: Chi Epsilon (Civil Engineering Honor Society), American Society of Civil Engineers, International Student Association, also started a Lebanese Student Club

Cooperative Education participant, worked at the Houston Lighting and Power Co for four semesters. Won the Cooperative Education Excellence Award for combining excellence at work and on ca …see more





PMI Leadership Institute Masters Class
Volunteers Leadership Certificate, Leadership Program
2006 - 2007
Activities and societies: Numerous activities on motivations, leadership, volunteer's leadership, team work

This one year program is designed for volunteer leaders and to help prepare them for higher roles as leaders of the organization.


PMI - Leadership Institute Master Class
The various participants of the PMI Leadership Institute Master Class, which between 2006 and 2007. These pictures were from Session 2 in Warsaw in 2006!

Volunteering

Advisory Group Member: Registered Education Provider Program
Project Management Institute (PMI)
Jan 2005 - Dec 2007 · 2 yrs 12 mos
Education

Part of an eight-member advisory group providing support to the Project Management Institute and advising on matters related to PMI Registered Education Provider (REP) program.

Congress Project Action Team
Project Management Institute (PMI)
Jan 2008 - May 2008 · 5 mos
Education

Part of a five-member team providing support and guidance on organizing the PMI Congress for Europe Middle East and Africa which took place in Malta.

Co-Founder and Board of Directors Chairperson
Global Project and Process Management Association
Jan 2006 - Jan 2010 · 4 yrs 1 mo
Education

Working with a group of other volunteers and the support of Dubai Knowledge Village, established GPPMA in Dubai.

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Licenses & certifications

Licensed Engineer
Lebanese Ordre of Engineers and Architects
Issued Aug 1987 · No Expiration Date

Green Project Manager
GPM Global (Green Project Management®)
Issued Mar 2016 · Expired Mar 2019

Risk Management Professional (PMI-RMP)
Project Management Institute
Issued Mar 2014 · Expired Mar 2017
Credential ID 1707381

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Skills

Project Management · 99+

Endorsed by Mohamad A. Makky, P. Eng., M. Eng. and 17 others who are highly skilled at this

Endorsed by 5 colleagues at Uruk Project Management (by SUKAD)

Management Consulting · 99+

Endorsed by Dr Elijah Ezendu and 4 others who are highly skilled at this

Endorsed by 2 colleagues at Uruk Project Management (by SUKAD)

Executive Coaching · 50

Endorsed by Paul Higgins who is highly skilled at this

Endorsed by 3 colleagues at aramco

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Recommendations

Received Given

Ahmad Y. Alkhiary · 3rd
GRC, Sustainability, & Digital Transformation Consultant
February 28, 2017, Ahmad Y. was Mounir's client

When I took my PMP course in Khobar KSA, Mounir was the instructor. His deep and comprehensive experience reflected in class and made it alive. I am grateful to him and wish to take more courses with him.

Barbara Carkenord, CBAP, IIBA-AAC, PMI-PBA, PMP · 3rd
Consultant at Carkenord Consulting, Board Chair of IIBA
June 24, 2013, Barbara worked with Mounir but on different teams

Mounir is a thought leader in project management and corporate solutions. He has a deep understanding of how organizations need to manage projects, large and small, to solve problems and continue a successful growth strategy in their market. He analyzes situations carefully and recommends solutions which bring business value.

Barbara Carkenord, CBAP, IIBA-AAC, PMI-PBA, PMP · 3rd
Consultant at Carkenord Consulting, Board Chair of IIBA
June 14, 2013, Barbara worked with Mounir but on different teams

I just finished Mounir's book The Inheritance. What a great way to present project management in a story with an uplifting message. Mounir is an extremely knowledgeable project manager, business analyst and entrepreneur. I look forward to working with him further in the future.

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Publications

Project Management beyond Waterfall and Agile
CRC Press · Dec 1, 2017

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Project Management beyond Waterfall and Agile presents a flexible, universal, and integrated three-dimensional model for managing projects, the Customizable and Adaptable Methodology for Managing Projects™ (…see more

مبادئ ادارة المشاريع

SUKAD Multimedia · Jun 1, 2014

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لقد تمّ كتابة هذا الكتاب بطريقة قصصية جذابة، بحيث يقوم الكاتب بسرد وقائع مشروع منذ فكرته مرورا" بجميع مراحل تطويره وتسليمه، بالاضافة الى الحديث عن مجموعة الطرق والوسائل التي تمّ اعتمادها للتحضير للعمليات وصولا" الى اغلاق المشروع. من خلال هذه الطريقة، فإن الكاتب يقوم وبشكل تدريجي بتغطية جميع

Redefining the Basics of Project Management

SUKAD Multimedia · Apr 1, 2014

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This book is to introduce the readers to an effective project management methodology, a systematic approach for managing projects. Through the methodology and book, the author is attempting to bridge some of th ...see more

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Courses

Construction Logistics

Associated with University of California Berkeley

Construction Management

Associated with University of California Berkeley

Engineering Management

Associated with University of California Berkeley

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Projects

The Uruk Platform

Jun 2019 - Present

Associated with Uruk Project Management (by SUKAD)

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Over the years, we have developed the SUKAD Way Project Management Framework.

...see more

Other creators

+5

Developing a Simplified Project Management Maturity Model

Mar 2010 - Present

Associated with SUKAD FZ-LLC

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An exciting project that is part of the SUKAD Research & Development Strategic Program. Developing new concept that we can use to help organization build and sustain their project management system then ...see more

Other creators

Project Management Methodology Development

Feb 2007 - Present

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Other creators

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Honors & awards

Arabia Fast Growth 500+Turkey Ranking

Issued by All World Netwrok · Jan 2011

Associated with SUKAD FZ-LLC

The Arabia 500 +Turkey is another global ranking announced in 2011, the ranking inaugural year. This ranking is an initiative by AllWorld Network. The AllWorld Network Arabia500+Turkey, is a ranking of the fastest (...see more

Dubai SME 100

Issued by Government of Dubai - Department of Economic Development · Jan 2011

Associated with SUKAD FZ-LLC

The Dubai SME 100 is a premier ranking of Dubai's 100 top performing SMEs (Small and Medium Enterprises), launched by the Mohammed Bin Rashid Establishment for SME Development (Dubai SME). The Dubai ...see more

Corporate Social Responsibility Recognition

Issued by Dubai Knowledge Village · Jan 2009

Associated with SUKAD FZ-LLC

Recognized by Dubai Knowledge Village, part of TECOM Investments and Dubai Holding, for our work in promoting professional practices and education; mostly in the area of project management. SUKAD ha ...see more

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Languages

Arabic

Native or bilingual proficiency

English

Full professional proficiency

Causes

Economic Empowerment • Education • Human Rights

Interests

Influencers Companies Groups Schools



Ricardo Karam in · 3rd

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Chairman and CEO at Microsoft

9,799,954 followers

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